Exhibit 4.33

amadeus

SIDE LETTER No. 4 TO THE GLOBAL AGREEMENT

This Side Letter ("**Side Letter**") is effective from 1 April 2024 ("**Effective Date**") between Amadeus IT Group, S.A., a Spanish company with principal offices at C/Salvador de Madariaga 1, 28027 Madrid, Spain, ("**Amadeus**") and **Yatra Online Limited,** an Indian company having its registered office at B2, 101, First Floor, Marathon Innova, Marathon Nextgen Complex, Opp. Peninsula Corporate Park, Off. Ganpatrao Kadam Marg, Lower Parel West, Mumbai – 400013, Maharashtra, India **("Customer"** or "**Yatra**") each a "**Party**" and collectively the "**Parties**".

WHEREAS, the Parties have executed a Global Agreement (as amended from time to time) ("**Agreement**") dated 1 July 2017, Side Letter to the Global Agreement dated 1 July 2017, Side Letter No. 2 to the Global Agreement dated 1 July 2020, and Side Letter No. 3 to the Global agreement dated December 2022.

WHEREAS, the Parties wish to amend the Agreement further as set forth in this Side Letter. The terms of the Agreement (as amended from time to time) shall continue to apply except to the extent amended by this Side Letter No. 4.

NOW THEREFORE, the Parties agree as follows:

1. **Amendments to the Agreement**

DocuSigned by:
7A806DECEA32415...

1.1 Section 3.3(iii) of the Agreement shall be deleted in its entirety and replaced with the following:

Liquidated Damages. In addition to any payments pursuant to 3.3(ii) above, Customer shall also pay to Amadeus an amount of [redacted] ("[redacted] plus Interest, provided that such Liquidated Damages will not be required to be paid in the event of termination pursuant to Section 10.2 of the Agreement. The Liquidated Damages shall be reduced up to the maximum percentages in accordance with Table 3.3 below provided that the LD Targets (as listed in Table 3.3 below) have been achieved. In case an annual LD Target is not achieved, then the applicable percentage shall be proportionally reduced for such Year.

1.2 Table 3.3 under Section 3.3 of the Agreement shall be deleted in its entirety and replaced with the following Table 3.3 below:

Year of Termination	LD Targets (Eligible Bookings)	Percentage reduction of Liquidated Damages
[redacted] – [redacted]	[redacted]	[redacted]
[redacted] – [redacted]	[redacted]	[redacted]
[redacted] – [redacted]	[redacted]	[redacted]
[redacted] – [redacted]	[redacted]	[redacted]
[redacted] – [redacted]	[redacted]	[redacted]
[redacted] – [redacted]	[redacted]	[redacted]
[redacted] – [redacted]	[redacted]	[redacted]

1.3 Exhibit 3 of the Agreement shall be deleted in its entirety and replaced with Exhibit 3 *(Commercials)* annexed to this Side Letter.

1.4 Exhibit 6 of the Agreement shall be deleted in its entirety and replaced with Exhibit 6 *(Non- Eligible Bookings and Provider Programs)* annexed to this Side Letter.

2. Term and Termination

This Side Letter shall be effective from the Effective Date and shall continue in effect until 30 June 2030. This Side Letter shall automatically terminate upon the termination or expiration of the Agreement for any reason.

3. Confidentiality

The terms and conditions of this Side Letter constitute confidential information and will be treated by the Parties as confidential information in accordance with the terms and conditions of the Agreement.

4. General

4.1 All capitalized terms undefined herein shall have the meanings ascribed to them in the Agreement.

4.2 Except as expressly modified by this Side Letter, all other terms and conditions of the Agreement shall remain in full force and effect. In the event of any conflict or inconsistencies between the Agreement and this Side Letter, the provisions of this Side Letter shall prevail to the extent of such conflict or inconsistencies.

4.3 Section 3 of this Side Letter (Confidentiality) shall survive the expiration or termination of this Side Letter.

Agreed and accepted:

AMADEUS IT GROUP, S.A.	**Yatra Online Limited**
	Signed by: Manish Amin 73BEBC7362F6421...
Signature	Signature
Name:	Name: Manish Amin
Title:	Title: CTO & CoFounder
Date:	Date: 20 August 2024 | 09:37:14 CEST

amadeus APPROVED Legal Dpt. NT

Exhibit 3

Commercials

1. **Booking Commitments**

1.1 Share of Wallet (SOW) Commitments. Customer shall maintain the SOW commitments ("**SOW Commitment**") as set forth in Table 1.1 below.

Table 1.1

Year	SOW – All Customer Offices
[redacted]	

1.2 Other Commitments. Yatra shall book [redacted] of its NDC bookings through the Amadeus System.

1.3 **Booking Incentives**. Amadeus will pay Customer an incentive per Eligible Booking (the "**Booking Incentive**") as set forth in Tables 2.1 and 2.2 below.

2.

Table 2.1 - India

Type of Booking	Incentive per Eligible Booking (USD)
Air India (AI) Domestic (including NDC)	[redacted]
Air India (AI) International	[redacted]
Vistara (UK) Domestic and International	[redacted]
All other Eligible Air Bookings	[redacted]
Hotel	[redacted]

Table 2.2 - Other markets

Point of Sale	Incentive per Eligible Booking (USD)
Singapore	[redacted]
Thailand	[redacted]

2.1 **"Share of Wallet" or "SOW"** means the number of Eligible Bookings during a Year / the number of all GDS bookings by Customer Offices during the same Year, as represented by a percentage. Bookings of content that is not available in the Amadeus System or that is only available in the Amadeus System shall not be included in SOW calculations.

2.2 **"Domestic"** when used in relation to Bookings, means a Booking on a city pair where the departure city and arrival city are located within the same country.

2.3 **"International"** when used in relation to Bookings, means a Booking on a city pair where

the departure city and arrival city are located in different countries.

2.4 Annual Targets are measured per Year.

2.5 Incentives listed in this Exhibit are subject to the exceptions/reductions listed in Exhibit 6.

2.6 Payment terms and schedule.

Amadeus shall grant Customer an advance of the Booking Incentives in the amount of **$4,000,000.00 USD** (the "**Advance**") within 45 days after receipt of an invoice submitted by Customer following the execution of this Side Letter. All Booking Incentives subsequently earned by Customer shall be offset against the Advance until Customer has earned the Advance in full. Once Customer has fully earned the Advance, Amadeus will pay all further Booking Incentives to Customer in arrears on a quarterly basis and within 45 days after the receipt of an invoice from Customer.

3. Bonuses and Funds. As consideration for entering and complying with this Agreement, Amadeus shall provide Customer with the following bonuses and funds.

3.1 **Implementation Fees**. As consideration for Customer's compliance with the terms of this Agreement and as a goodwill gesture for the Parties' relationship during the second quarter of 2024, Amadeus will pay to Customer an [redacted] after receipt of an invoice submitted by Customer following the execution of this Side Letter.

3.2 **Volume Incentive.** Amadeus will pay to Customer a volume incentive of [redacted] in consideration for Customer achieving [redacted] Eligible Bookings during [redacted] Jun 2024. Payment shall be made within [redacted] after receipt of an invoice submitted by Customer following the execution of this Side Letter.

3.3 **Product Fund**. During the Term, Amadeus will make a non-cash fund ("**Product Fund**") available to Customer according to the following terms:

(a) The value of the Product Fund will be [redacted] per Eligible Booking.
(b) The Product Fund may only be used to offset the charges for the Amadeus products and services listed in Exhibit 4.
(c) In case charges for the products and services exceed the Product Fund, then Customer shall pay the excess.
(d) If any amount remains in the Product Fund at the end of the Term, it will be forfeit.
(e) Under no circumstances will the Product Fund be paid out or advanced in cash.

3.4 **Search Fund**. During the Term, Amadeus will make a non-cash fund ("**Search Fund**") available to Customer according to the following terms:

(a) During Quarters in which SOW (for all Customer Offices) is greater than [redacted] Customer shall receive a Search Fund of [redacted] per Eligible Booking.
(b) During Quarters in which SOW (for all Customer Offices) is less than [redacted] Customer shall receive a Search Fund of [redacted] per Eligible Booking.
(c) The Search Fund may only be used to offset the charges for Master Pricer Transactions as listed in Exhibit 4.
(d) In case charges for Master Pricer Transactions exceed the Search Fund, then Customer shall pay the excess.
(e) The Search Fund must be used during the Year in which it is earned. If any amount remains in the Search Fund at the end of the Year, it will be forfeit.
(f) Under no circumstances will the Search Fund be paid out or advanced in cash.

3.5 **NDC Prime Access Booking Bonus**. During the Term, Customer will qualify for a [redacted] USD bonus for every [redacted] NDC Prime Access Booking made from 1 April 2024 to 31 March 2025 ("[redacted] Air India (AI) NDC

Bookings shall be excluded from the NDC Prime Access Booking Bonus. The NDC Prime Access Booking Bonus shall be credited against the Advance or any unearned advanced Booking Incentive.

4. <u>Shortfall</u>

4.1 In the event Customer fails at any time to fulfil the SOW Commitment as set forth in Table 1.1 above, all Booking Incentives during such period shall be reduced by [redacted] per Eligible Booking.

4.2 If Customer fails at any time to fulfil the SOW Commitment as set forth in Table 1.1 or fails to generate [redacted] Air India (AI) Domestic Bookings between 1 July 2024 and 30 June 2025 (i.e., Year 8) and/or fails to generate 1,000,000 Air India (AI) Domestic Bookings in any consecutive Year thereafter until 30 June 2030, then Customer shall immediately:

- (a) Reimburse to Amadeus all unearned portions of the Advance and/or any unearned advanced Booking Incentives held by Customer (including unearned portions resulting from a reduction of Booking Incentives pursuant to Section 4.1), with Interest;
- (b) Reimburse to Amadeus [redacted] per Eligible Booking short of [redacted] Air India (AI) Domestic Bookings generated between 1 July 2024 and 30 June 2025, with Interest, and [redacted] Eligible Booking short of [redacted] Air India (AI) Domestic Bookings generated in any consecutive Year thereafter until 30 June 2030, with Interest;
    - i. For example, if Customer has generated only [redacted] Air India (AI) Domestic Bookings in Year 8, resulting in a shortfall of [redacted] Air India (AI) Domestic Bookings from the target [redacted] Air India (AI) Domestic Bookings in that Year, Customer shall reimburse to Amadeus [redacted]
- (c) Pay all Liquidated Damages and Interest applicable under Section 3.3(iii) of the Agreement

4.3 **<u>Reconciliation</u>**. Amadeus shall perform a reconciliation at the end of each Year and at the end of the Term to determine if Customer has generated the cumulative targets for Air India (AI) Domestic Bookings, set as [redacted] Bookings per Year between 1 July 2024 and 30 June 2030. If Customer has met or exceeded the cumulative Year or Term targets despite an earlier shortfall, Amadeus shall reimburse and/or credit to Customer any prior Shortfall payment pursuant to Section 4.2.

4.4 Customer and Amadeus will meet every quarter to ascertain whether Customer is on track to achieve all SOW Commitments. During such meeting, Amadeus shall calculate the number of Eligible Bookings made by Customer during the quarter / the number of all GDS bookings by Customer Offices during the same quarter, as represented by a percentage. Bookings of content that is not available in the Amadeus System or that is only available in the Amadeus System shall not be included in SOW calculations. In the event the quarterly SOW calculations result in a percentage that is [redacted] than the SOW Commitment for that Year, then:

- (a) The Product Fund shall be reduced to [redacted] per Eligible Booking during such quarter;
- (b) Charges for Mini Rules shall be increased to [redacted]er Eligible Booking during such quarter; and
- (c) Charges for ATC shall be increased to [redacted]per ticket re-issued, refunded or exchanged during such quarter.

5. **Incentive Exceptions**

5.1 Notwithstanding anything to the contrary in the Agreement, all Incentives and Eligible Booking volume calculations may be adjusted by Amadeus (i) where a Provider makes, or has made before the Effective Date, its content available in the System in exchange for a direct or indirect reduction of Amadeus booking related distribution fees or at a charge, and/or (ii) with respect to Provider content that becomes part of a Provider and/or Amadeus content program, and/or (iii) with respect to Provider content for which the **Provider restricts payment of incentives, (the "Affected Content"). In any such event,** Amadeus will notify Customer of the terms and conditions applicable to bookings of Affected Content. Such terms and conditions may include, but are not limited to, a reduction in Incentives or the imposition of applicable charges with respect to the Affected Content. The Parties will discuss in good faith any such terms and conditions upon the **Customer's request.** Subject to the foregoing, the terms and conditions with respect to the Affected Content will apply upon the date stated in Amadeus' notice, unless otherwise agreed between Amadeus and Customer. If Customer chooses not to accept such terms and conditions by notifying Amadeus in writing within 30 days of Amadeus' notice, then: (i) Amadeus and/or the applicable Amadeus ACO may restrict access to the Affected Content, and/or (ii) no Incentives will apply on such Affected Content, after, in both the instances stated at (i) and (ii), an advance written notice of 30 days has been served upon the Customer. For clarification Bookings that are booked on low cost or budget Providers and/or via Amadeus Ticketless Access or Amadeus Light Ticketing will not qualify for Incentives unless otherwise agreed by the Parties.

5.2 If Amadeus notifies Customer that it will apply the terms of this provision, Customer may request that an international auditing firm such as Deloitte, Ernst & Young, KPMG or PWC or any of their affiliates (the **"Auditor")** verifies Amadeus' compliance with this provision. Customer shall bear the cost of such audit. The Auditor will issue a report which shall be limited to confirming whether Amadeus meets the requirements of this provision. Amadeus will pay the cost of such audit if the report indicates that the requirements of this provision were not met. The Auditor will be subject to a confidentiality agreement to **ensure confidentiality of Amadeus and its Provider's information.**

5.3 Amadeus and Amadeus ACOs have programs and/or arrangements in place in certain markets as of the Effective Date with respect to certain Providers. Such programs and/or arrangements will apply to the affected Customer Offices. Other programs and/or arrangements may be identified on Exhibit 6. All such programs and/or arrangements are **subject to change upon 30 business days' written notice to** the Customer.

Exhibit 6
Non- Eligible Bookings and Provider Programs

1. Non-Eligible Bookings

"Non-Eligible Bookings" means Bookings that, unless otherwise expressly stated in this Exhibit: (a) shall not count towards any Eligible Booking volume calculations; and (b) for which Amadeus pays no Incentives. Non-Eligible Bookings include:

(i) Unproductive Bookings (HX, UN, NO, UC, HL);
(ii) Passive Bookings and Ghost Bookings;
(iii) Non-GDS bookings (i.e., bookings made outside of the Amadeus System);
(iv) Bookings made on Provider Owned Distribution Channels that are ticketed by a Customer Office;
(v) Bookings of a non-air Provider that are made available in the air availability display of Amadeus Selling Platform;
(vi) Bookings on airlines that connect to the Amadeus System via Amadeus Ticketless Access, Amadeus Light Ticketing, a proprietary airline API or similar connectivity;
(vii) Bookings coming from Content Aggregator sources (e.g., Pyton Flight Portal);
(viii) Bookings of a Provider that are not processed through standard EDIFACT protocols (e.g., NDC);
(ix) Bookings for which Amadeus has received a claim for payment from a third party;
(x) Bookings for which Amadeus does not receive a booking related distribution fee from the relevant Provider;
(xi) Bookings that have not been paid by the relevant Provider;
(xii) Bookings on content not in the Amadeus System as of the Effective Date;
(xiii) Bookings made via private booking arrangements agreed directly between travel agencies and the relevant Provider for access to specified content, including content that is not made generally available (e.g. private channel); and
(xiv) All Bookings of a Provider or specific Bookings of a Provider as indicated in Table 1 below.

"Local Domestic" means an Eligible Booking sold in a Provider's Prime Market on a city pair where the departure city and arrival city are located within the same country.
"Local International" means an Eligible Booking sold in a Provider's Prime Market on a city pair where the departure city and arrival city are located in different countries.
"Passive Booking" means a Passive Air Booking or a Passive Hotel Booking.
"Passive Air Booking" means a booking originally confirmed or waitlisted outside the Amadeus System that is recreated by an Amadeus System user and evidenced by such status codes as, for example, PK, PL, PU or PX.
"Passive Hotel Booking" means a booking which contains booking information for an existing property in the Amadeus System but the reservation is made outside of the Amadeus System (e.g., by phone or via the internet).
"Prime Market" means the country where the most Bookings on a specific Provider are made through the Amadeus System.
"Regional" means an Eligible Booking sold in the Region where a Provider's Prime Market is located but does not include Bookings sold in the Prime Market itself.
"Region" means any of the following regions: (i) North America; (ii) Central America and the Caribbean; (iii) Western and Central Europe; (iv) Middle East and Africa; (v) Eastern Europe and Central Asia; (vi) South America; (v) South and South-East Asia; (vi) North Asia; and (vii) Australia, New Zealand and South Pacific.

Amadeus will have the right to amend the Provider listing in Table 1 and Table 2 and Non-Eligible Bookings listed above by giving Customer three (3) months' prior written notice (the "Notice"). If Customer objects to any such amendment, it must notify Amadeus no later than 60 days following the

Notice, in which case Amadeus may engage in good faith discussions with Customer. If such amendment is made without any changes based on such good faith negotiations, and same affects Customer by more than 10% in terms of Incentive revenue under this Agreement when compared to the prior Year, then Customer may terminate this Agreement upon 90 days advance written notice, said notice to be provided to Amadeus no later than 30 days after Amadeus' implementation of such amendment.

Table 1

[redacted]

2. Notwithstanding anything to the contrary herein, Amadeus will pay the following incentives for the indicated Bookings. For clarification, the following Bookings (i) are counted toward the Eligible Booking volume calculations under this Agreement and (ii) do not qualify for the Incentives on Exhibit 3 unless indicated otherwise in Table 2 below.

Table 2

[redacted]

[redacted]

3. NDC Bookings

(A) NDC Programs. The Amadeus Group has NDC programs or arrangements in place in the Territories as of the Effective Date with respect to certain Providers. Subject to the terms and conditions herein, Subscribers may access the NDC programs or arrangements that are identified at the following URL: https://servicehub.amadeus.com/c/portal/view-solution/408322725/en_US/ndc-airline-groups.

(B) NDC Groups. Each Provider of NDC-sourced content will be included in a group of NDC Providers (each, an "**NDC Group**") at the URL specified above. Amadeus reserves the right, at its sole discretion, to change the Providers in each NDC Group by posting the modified NDC Groups at the URL specified above. Changes to NDC Groups will not apply retroactively and will become effective immediately for all NDC Bookings made following the relevant change. Customer acknowledges its responsibility to check the URL specified above regularly for changes to the NDC Groups.

(C) Counting NDC Bookings. Notwithstanding that NDC Bookings are Non-Eligible Bookings, each NDC Booking made by Subscribers on a Provider included in a qualifying NDC Group as specified in the table below, will count toward the Eligible Booking volume calculations under this Agreement for the purposes of: (i) determining the existing Booking Incentive tier level (if any), (ii) determining whether any Booking volume bonus or fund is achieved, and (iii) determining the SOW pursuant to Section 2.2 of Exhibit 3 – Commercials.

Point of Sale (Market)	NDC Group	NDC Bookings count towards Eligible Booking Volumes
[redacted]		

(D) NDC Adoption Fund. [redacted]

3.1 Provider Responsibility for Content

Customer acknowledges and agrees that it is the Providers' responsibility, and not Amadeus' or any member of the Amadeus Group's responsibility, to ensure that any NDC content supplied and stored in the Amadeus System is available, accurate or properly updated. Therefore, neither Amadeus any member of the Amadeus Group will be responsible or liable for the content, accuracy, use or continued availability of any NDC content.

4. Private Channel Bookings

The Amadeus Group has Private Channel Booking arrangements in place in the relevant Territories as of the Effective Date with respect to certain Providers. Subscribers will be provided with access to the Private Channel Booking programs or arrangements identified in the table below, subject to the terms and conditions herein.

Private Channel Bookings made on the Providers specified below are Non-Eligible Bookings that: (i) do not receive any Incentives specified in Part A (*Incentives*) of this Schedule; and (ii) only if specified in the table below, shall be counted towards Eligible Booking volumes calculations under this Agreement for the purposes of: (a) determining the Booking Incentive tier level (if any); and (b) determining whether any Booking volume bonus or fund is achieved. Where a volume bonus or fund is paid on a per Eligible Booking basis, Private Channel Bookings do not receive any bonus payment or fund. Where the Booking volume bonus or fund is a lump sum amount and Private Channel Bookings are needed for Subscriber to reach the relevant Booking volume target, such lump sum amount shall be reduced by a percentage equal to the number of Private Channel Bookings used to reach the relevant Booking volume target (e.g., if a Booking volume target of 100 Eligible Bookings is achieved with 25 Private Channel Bookings and 75 Eligible Bookings, then the percentage reduction would be 25%). Private Channel Bookings are not counted toward Booking volume targets related to Shortfall reimbursements.

[redacted]

[redacted]

[redacted]

[redacted]

Each Subscriber's access to the Private Channel Booking programs or arrangements identified in the table above is subject to the following terms and conditions:

(A) Private Channel Booking Access. Access to each Private Channel Booking program or arrangement is subject to: (I) the existence of a private channel agreement for the provision of such content between the Amadeus Group and the relevant Provider; and (II) the existence of a private channel agreement for the provision of such content between Customer and the relevant Provider.

(B) Termination of Private Channel Booking Access. Each Party shall immediately notify the other Party in writing of the termination of its private channel agreement with the relevant Provider. If a private channel agreement with a Provider is terminated, or a termination notification is sent by a Provider and received by Amadeus, between: (I) the 1st and 15th of a month, Subscriber's access to the Private Channel Booking content

shall automatically terminate on the final day of that month; or (II) the 16th and final day of a month, access to the Private Channel Booking content shall automatically terminate on the final day of the following month. Furthermore, Amadeus reserves the right to disable access to any Private Channel Booking content on any Office ID at Amadeus' sole discretion.

(C) Termination at Provider's Request. Amadeus may, without notice or liability to any Subscriber, immediately terminate a Subscriber's access to the Private Channel Booking content of a Provider if so requested for any reason by such Provider.